3B

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SECURI 04017746 IISSION

PROCESSED
APR 13 2004
THOMSON FINANCIAL

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SEC FILE NUMBER
8-16791

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Express Financial Advisors Inc.

OFFICIAL USE ONLY
006363
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 AXP Financial Center
(No. and Street)

Minneapolis	MN	55474
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Nygren — 612-671-2861
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 25 2004
WASH. DC 208 SECTION

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of American Express Financial Advisors, Inc., as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President-Controller

Title

Notary Public

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires January 31, 2005

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent auditor's report on internal accounting control.
(p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
X (q) Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Auditors

The Board of Directors
American Express Financial Advisors Inc.

We have audited the accompanying consolidated statements of financial condition of American Express Financial Advisors Inc. (a wholly owned subsidiary of American Express Financial Corporation) as of December 31, 2003, 2002 and 2001, and the related consolidated statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Express Financial Advisors Inc. as of December 31, 2003, 2002 and 2001, and the results of its consolidated operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 26, 2004

American Express Financial Advisors Inc.

Consolidated Statements of Financial Condition

December 31,
(In thousands, except share amount)

	2003	2002	2001
Assets			
Cash and cash equivalents	$312,423	$280,662	$311,117
Cash segregated under federal and other regulations	52,668	67,863	79,829
Investment securities available-for-sale	16,137	16,029	20,596
Receivables:			
Brokerage and other fees – affiliates	3,528	3,874	1,376
Financial advisors and employees (net of allowance for doubtful accounts of $361 in 2003, $890 in 2002 and $833 in 2001)	1,379	1,979	2,476
Underwriting fees, distribution fees and other	45,150	21,757	21,189
Deferred acquisition costs	343,743	440,645	512,496
Secured demand note receivable from Parent	40,000	40,000	40,000
Land, building, equipment and software, less accumulated depreciation and amortization of $163,674 in 2003, $146,165 in 2002 and $140,556 in 2001	76,686	88,249	106,991
Deferred compensation	9,777	-	-
Other assets	7,474	8,692	7,524
Total assets	$908,965	$969,750	$1,103,594
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses:			
Due to affiliates	$79,366	$134,873	$177,012
Field force compensation	59,457	49,290	54,353
Salaries and employee benefits	42,257	43,146	40,001
Unearned commissions	88,619	71,222	60,779
Other liabilities	95,453	75,945	83,360
Deferred income taxes	46,504	51,076	98,693
	411,656	425,552	514,198
Liabilities subordinated to the claims of general creditors	40,000	40,000	40,000
Stockholder's equity:			
Common stock $10 par value per share:			
Authorized, issued and outstanding shares – 10,000	100	100	100
Additional paid-in capital	218,208	218,208	215,047
Accumulated other comprehensive income, net of tax	820	794	555
Retained earnings	238,181	285,096	333,694
Total stockholder's equity	457,309	504,198	549,396
Total liabilities and stockholder's equity	$908,965	$969,750	$1,103,594

See accompanying notes.